Mail Stop 6010

June 27, 2005



Bertrand F. Cambou
Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, CA 94088

Re:	Spansion Inc.
	Amendment No. 1 to Registration Statement on Form S-1
      Filed June 13, 2005
	Registration No. 333-124041

Dear Mr. Cambou:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

1. Please confirm that, for responses to our previous comments in which you undertake to resolve the issue raised in a future amendment, you will do so before you circulate preliminary prospectus. Please accompany that future amendment with a response letter that identifies which prior comments are addressed in that amendment and how you resolved the comment.

2. We note that you have requested confidential treatment with regard to several of your of your exhibits. We are reviewing and will provide comments on your request separately. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

Summary, page 1

Overview, page 1

3. We note your response to our prior comment 8. Please clarify in an appropriate place in your prospectus that you are not the largest company in the world in terms of revenue in the Flash memory market.

4. We also note from your response to our prior comment 8 the reasons why you believe that being the largest company in the world dedicated exclusively to the Flash memory market is significant. We also note the following disclosure on page 18:

In particular, in the past, our competitors have aggressively priced their products in order to increase market share, which resulted in decreased average selling prices for our products in the second half of fiscal 2004 and the first quarter of fiscal 2005 and adversely impacted our results of operations.

Please balance the disclosure in your prospectus regarding your status as the largest company in the world dedicated exclusively to the Flash memory market to indicate any disadvantages of your strategic position in this regard. For example, do you face any particular risks from your competitors that are more diversified as they may be able to cut their prices and absorb lower profit margins in order to gain market share which could disproportionately impact your overall profit margins and results of operations?

5. We note your disclosure that according to iSuppli, you were
"the
largest supplier of NOR flash memory in 2004, with a 25.9 percent market share...."  We also note from the copy of the industry report
that you provided that your market share decreased each quarter during 2004, beginning at 29.5% for the first quarter of 2004 and ending at 22.8% for the fourth quarter of 2004, while Intel`s market share increased each quarter during 2004, placing their market share at 28.3% for the fourth quarter of 2004. If these trends continue, please update your statement regarding the size and position of your market share.

6. We note your response to our prior comment 9 and your additional disclosure. If known, please quantify, in terms of dollar amount and percentage, the amount of your sales to the wireless category in general and the mobile phone category in particular for fiscal
2004.

Our Industry, page 2

7. We note your disclosure on page 2 that iSuppli projects that
"the
Flash memory market will reach sales of $23.3 billion in 2008, representing a compound annual growth rate of 9.9 percent from 2004 to 2008."  We also note from the iSuppli report that you provided to
us that the estimates you have cited refer to the total flash memory
market (NAND and NOR combined) and that the NAND portion of the
Flash
memory market is expected to experience faster growth than the NOR market (16% CAGR for NAND versus 4% CAGR for NOR for the period 2004 through 2009). Please revise your disclosure to clarify what portion of your historical revenues have relied on the NOR portion of the Flash memory market and, with a view towards revised disclosure, please tell us why you have used the growth estimates for the overall
Flash memory market rather than the growth estimates for the NOR market. If you believe the projection of these trends are reliable, please describe these trends and indicate how they will affect your business and results of operations.

8. We also note that the iSuppli projections you have provided continue out until 2009, but you only have cited their projections through 2008. Please tell us why you have not used the iSuppli projections through 2009.

9. With respect to the sales projections of iSuppli, we note, from Table 5 of the "IDC Worldwide Flash Memory 2005-2008 Forecast and Analysis" included as Exhibit 7 in the industry reports that you provided to us, that IDC has projected significantly slower growth and lower projected sales over the period 2005 through 2008 (including a decrease in sales during 2005) as compared to the iSuppli report. Please tell us why you have relied upon the projections and estimates of iSuppli rather than IDC in preparing the data you present to your investors.

10. We note your disclosure that 58.4 percent of the Flash memory market was classified as sales of NOR-based Flash memory products and
41.6 percent was classified as sales of NAND-based Flash memory products. We also note from the iSuppli report that you provided to us that the trend in the Flash memory market is toward NAND-based Flash memory products such that iSuppli projects that in 2009 the NAND-based portion of this market will be 55% and the NOR-based portion will be 45%. If you believe the projections of these trends are reliable, please describe these trends and indicate how they will affect your business and results of operations.

Company Information, page 4

11. Please expand your response to our prior comment 11 to tell us whether the merger will be completed before this registration statement becomes effective. If not, please tell us how you will be able to provide an unqualified opinion regarding the matters specified in Regulation S-K Item 601(b)(5). Also, please confirm our assumption that you will update your management disclosure and signature page to reflect the management of the corporation before the registration statement is effective.

Concurrent Debt Offering, page 4

12. When known, please provide us with the details of your concurrent debt offering and further advise how that offering is consistent with the no-action letters that you have referred to in your response to our prior comment 13. In particular, and to the extent that any portion of the offering is made to persons who would not be qualified institutional buyers for purposes of Rule 144A of the Securities Act, please tell us the category and number of those investors.

13. We note your response to our prior comment 33. Please provide us with your analysis as to how the investors in your common stock will know all of the material terms of the concurrent note offering, such as the interest rate, date of maturity, and the conversion terms, if any, etc., that will be necessary to make an informed investment decision with regard to your equity securities.

Risk Factors, page 12

Risks Related to Our Business and Industry, page 12

If we are unable to diversify our customer base..., page 18

14. We note your response to our prior comment 16. Since you have not disclosed the aggregate percentage of your net sales accounted for by your five largest end user customers, please tell us that percentage and provide us with your analysis as to how that information would not be necessary for investors to fully understand your disclosure.

Capitalization, page 32

15. Please refer to our prior comment 21. We note that you removed the caption for cash, cash equivalents and short term investments from the capitalization table. Instead, you now present the actual and pro forma amounts for this caption within the second paragraph of this section. We continue to believe that you should remove any references to the pro forma amount of your cash, cash equivalents and short term investments from the capitalization section of your filing since these amounts are not related to your capitalization.

Unaudited Pro Forma Consolidated Financial Data, page 35

16. Please refer to our prior comment 23. Similar to our comment below with respect to your royalty arrangements, we continue to have questions about the appropriateness and usefulness of the pro forma financial information to investors. Please tell us why you believe that the presentation meets the objectives for pro forma information under Item 11-02 of Regulation S-X. Our concern relates to presenting information that may not be balanced due to only including decreased costs resulting from your new agreements with AMD and Fujitsu and excluding the related increased costs you will incur as a result of entering into these agreements. Please also explain why you believe that the pro forma presentation is required under Article
11 of Regulation S-X.

17. Please tell us how you determined the original and new rates for distribution and royalty arrangements. Discuss any related reduction in benefits from AMD and Fujitsu. For example, we note that while the royalty rate will be reduced, your access to patents and licenses from AMD and Fujitsu is similarly being reduced. Address the extent to which the pro forma information considers all costs to be incurred. For example, we note that all related support functions from AMD have not been transferred, including booking and billing. Address why you believe the amounts of the pro forma adjustments for the AMD sales force, shipping, warehousing and transporting costs is reasonable for your company since you based your adjustment on the amounts that were previously incurred by AMD or Fujitsu.

18. We note that the pro forma presentation is based upon understandings between you and AMD and Fujitsu and not upon actual agreements. As a result, we note that you have qualified the amounts of the adjustments with such terms as "we believe." Please tell us why you believe that the adjustments are factually supportable under
Item 11-02(b)(6) of Regulation S-X. Also, please reconcile with your description of these same adjustments as "the amount that would have been added" on page 38.

19. Please refer to our prior comment 25. Under Item 11-02(b)(6) of
Regulation S-X, pro forma adjustments should be directly attributable to the transaction and be factually supportable. Unlike adjustments to the statement of operations, the pro forma balance sheet includes adjustments regardless of whether or not they have a continuing impact or are nonrecurring. Please revise to include a pro forma balance sheet to reflect the new debt and changes in your deferred taxes, or explain to us why you believe that you are not required to provide this information. In addition, please revise the pro forma statement of operations to reflect the impact of the new debt agreement.

20. We note your disclosure that you have agreed with each of AMD and
Fujitsu to reduce the royalty rate for the use of their intellectual property from one percent to 0.5 percent as of October 1, 2005 and from 0.5 percent to 0.3 percent at the time of consummation of this offering. Please tell us and revise here and on pages 9 and 43 to clarify, if true, that if the offering is consummated before October
1, 2005, the royalty rate would be reduced from one percent to 0.3 percent.

21. We have reviewed your responses to our prior comments 23 and 24.
We note that you continue to include pro forma adjustments to reduce your historical royalty rates to reflect reductions in these rates due to anticipated agreements with AMD and Fujitsu. We also note that you have qualified your pro forma financial information to disclose that the pro forma financial information does not include additional costs you will incur as a result of losing access to the licenses of AMD and Fujitsu. That is, you will have to obtain licenses from third parties for technology incorporated in your products or software used to operate your business, including any licenses required to replace the intellectual property rights you will lose once you are no longer a beneficiary under AMD`s existing cross-license agreements. You disclosed to us in your response to our prior comment 24 that you do not have a factual basis for determining the increase in costs to obtain licenses from third parties. We believe the current pro forma presentation does not present the full impact to the statement of operations (i.e., reduction in cost of sales with no additional costs) as it relates to the intellectual property costs. Please tell us why you believe that the current presentation is appropriate and useful to investors and meets the objectives for pro forma information under Item 11-02 of Regulation S-X. Tell us and disclose your estimate of what the royalty expenses would have been on a standalone basis. That is, disclose the cost that you would have incurred if you had operated as an unaffiliated entity. Explain why you believe that pro forma presentation is required under Article 11 of Regulation S-X.

22. We note the discussion beginning on page 12 regarding your loss of rights to key intellectual property arrangements. Please disclose similar information in the notes to your pro forma financial information and quantify the impact of the loss to the extent practicable.

23. Please remove references to certain columns as unaudited since the selective use of the term may infer that other columns on the page are audited. Please similarly revise pages 11 and 32.

24. We note your disclosure on page 37 that the pro forma information may not be accurate. Please tell us and disclose why.

Management`s Discussion and Analysis, page 41

Results of Operations, page 47

25. Please refer to our prior comment 28. From your response we note that your Board of Managers has not approved a definitive capital expenditure plan for achieving 300-milimeter Flash memory capacity in fiscal 2007. Please provide information similar to your response throughout the filing where you discuss your plans with respect to the 300-milimeter capacity. For instance, we note your discussion of your plans in risk factors on page 19 and your business section on pages 73 and 82.

26. We note from your disclosure on page 86 that you expect that AMD and Fujitsu will transfer additional patents and patent applications to you covering Flash memory products and technology, the process necessary to manufacture Flash memory products, and the operation and control of Flash memory products. Due to the significance of these patents and patent applications to your Flash memory business, please tell us whether you will enter into definitive agreements with respect to these transfers prior to requesting effectiveness. Please also address in your response whether or not you will enter into definitive agreements prior to requesting effectiveness with AMD and
Fujitsu with respect to the distribution and margin split agreements, or termination thereof and other agreements listed on page 100. Please address whether or not you will enter into definitive agreements with respect to your debt offering prior to requesting effectiveness. Address when the filing will be amended to include a discussion of all of the significant terms of these agreements. Please note that we may have further comments on the presentation and disclosure within your filing if you have not entered into these agreements prior to requesting effectiveness.

27. We note that you reported negative gross profit in the first quarter of 2005, and that although sales decreased by 29 percent, cost of sales decreased by only 17 percent. We further note that you have reduced the prices of your NOR Flash memory products because products containing NAND architecture have gained a greater share of the Flash memory market. Please tell us and disclose, if material, your consideration of the impairment of this inventory. Please also tell us and disclose whether you expect the reduced sales and reduced gross profit trends experienced in the second half of 2004 and the first quarter of 2005 to continue.

Net Sales Comparison for the Three Months Ended March 28, 2004 and March 27, 2005, page 47

28. Clarify whether the "aggressive pricing" affected the industry uniformly or whether the effect on you was disproportionate. Also discuss the reasons that caused the oversupply and any disproportionate impact.

Contractual Cash Obligations, page 57

July 2003 Spansion Term Loan, page 59

29. We note the June 2005 amendments to your term loan. Please revise your disclosure to indicate why the term loan agreement was amended to reduce your required cash balances.

Certain Relationships and Related Party Transactions, page 100

Leases, page 105

30. With reference to the lease with AMD`s subsidiary for the space in Penang, Malaysia, please disclose the amounts paid under this lease.

Description of Capital Stock, page 109

31. We note the disclosure you have added in response to our prior comment 42. Please further expand your disclosure to indicate the business purposes for the Class D common stock.

Consent of AMD or Fujitsu Required for Certain Transactions, page
111

32. We note the transactions in Section 1.1.1 of Schedule 2.11 to your Bylaws that would require the consent of AMD or Fujitsu.
Please
broaden your disclosure to describe the consent requirements for these transactions as well.

Corporate Opportunities, page 112

33. Please provide us with your analysis as to how a shareholder`s fiduciary duties can be eliminated by provisions in your certificate of incorporation.

Consolidated Financial Statements, page F-1

Note 13. Employee Benefit Plans, page F-33

34. Please refer to our prior comment 54. We note that you will withdraw from the Fujitsu plans by no later than the end of 2005 and will assume the pension obligation associated with its own employees.
If true, and if material, please revise your MD&A and pro forma financial statements to indicate that you will account for the Spansion plan as a single-employer plan in accordance with SFAS 87 and disclose how the accounting change will impact you once you are an independent public company.

Exhibits

35. We note your response to comment 2. Please file the consent of those who provided data that you commissioned for use in your registration statement.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3617 with any other questions.


      Sincerely,



							Russell Mancuso

cc:	Tad J. Freese, Esq. (via fax)
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Bertrand F. Cambou
Spansion Inc.
June 27, 2005
Page 9